SILVER BUTTE COMPANY

45 NE 410 Loop, Ste. 495

San Antonio, TX 78216

(210) 524-9725

January 13, 2011

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:

WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1

SEC Registration No. 333-1666626

Initial Filing Date:  May 7, 2010

Effective Date:  May 20, 2010

To:   Division of Corporate Finance

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the “SEC”) for an order permitting Silver Butte Company, (the “Registrant”) to withdraw its Registration Statement on Form S-1, initially filed by the Registrant on May 7, 2010 (the “Registration Statement”).  The Registration Statement was declared effective by the SEC on May 20, 2010.

The withdrawal is being sought by the Registrant because the Registrant has changed the nature of its business and does not believe that the registration statement is consistent with new Company goals.   The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

We would appreciate if you would please provide our offices a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is 509-891-8382.

If you have any questions, please do not hesitate to contact our securities counsel, Gregory M. Wilson, Esq. (509) 891-8373.

Sincerely,

SILVER BUTTE COMPANY

a Nevada corporation,

/s/  MICHAEL R. WARD

President and CEO